AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2015

  FILE NO.  002-86082

  FILE NO.  811-03833-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933  ☒

Post-Effective Amendment No.  80

AND

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No.  81

MAINSTAY VP FUNDS TRUST

(exact name of registrant as specified in charter)

51 MADISON AVENUE, NEW YORK, NEW YORK 10010

(address of principal executive office)

REGISTRANT'S TELEPHONE NUMBER: (212) 576-7000

J. Kevin Gao, Esq. MainStay VP Funds Trust 169 Lackawanna Avenue Parsippany, NJ 07054	Copy to:	Sander M. Bieber, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 80 to the Registrant's Registration Statement is being filed on Form N-1A pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 80 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 80 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 80 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C. Other Information

Item 28.  EXHIBITS

a.	Declaration of Trust

1.	Certificate of Trust dated December 15, 2010 – Previously filed with Post-Effective Amendment No. 55 as Exhibit (a)(1) filed on April 14, 2011*
2.	Declaration of Trust dated December 15, 2010 – Previously filed with Post-Effective Amendment No. 55 as Exhibit (a)(2) filed on April 14, 2011*
3.	Revised Schedule A dated December 14, 2011 - Previously filed with Post-Effective Amendment No. 79 as Exhibit a (3) on April 14, 2015*
4.	Revised Schedule A dated December 12, 2012 - Previously filed with Post-Effective Amendment No. 79 as Exhibit a (4) on April 14, 2015*
5.	Revised Schedule A dated March 21, 2013 - Previously filed with Post-Effective Amendment No. 79 as Exhibit a (5) on April 14, 2015*
6.	Revised Schedule A dated November 14, 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit a (6) on April 14, 2015*

By-Laws

1.	By-Laws of the Registrant dated December 15, 2010 – Previously filed with Post-Effective Amendment No. 55 as Exhibit (b)(1) filed on April 14, 2011*

b.	Instruments Defining Rights of Security Holders

1.	See the Declaration of Trust and the By-Laws (see above)

d.	Investment Advisory Contracts

1.	Amended and Restated Management Agreement dated May 1, 2015 between the Registrant and New York Life Investment Management LLC – Filed herewith
a.	Amendment dated January 13, 2015 to the Amended and Restated Management Agreement dated May 1, 2012 - Filed herewith
2.	Subadvisory Agreement dated March 27, 2013 between New York Life Investment Management LLC and Epoch Investment Partners, Inc. – Previously filed with Post-Effective Amendment No. 70 as Exhibit (d)(2) on April 16, 2013*
3.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Institutional Capital LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(3) on April 29, 2011*
4.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and MacKay Shields LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(4) on April 29, 2011*
a.	Assignment and Assumption Agreement dated July 1, 2011 - Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(4)(a) on April 11, 2012*
5.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Madison Square Investors LLC – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(5) on April 29, 2011*
a.	Assignment and Assumption Agreement dated July 1, 2011 - Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(5)(a) on April 11, 2012*
b.	Amendment dated July 1, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(5)(b) on April 11, 2012*
c.	Amendment dated May 1, 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (d)(6)(c) filed on April 10, 2014*
d.	Form of Amendment dated May 1, 2014 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (d)(6)(d) filed on April 10, 2014*
e.	Amendment dated January 13, 2015 – Previously filed with Post-Effective Amendment No. 79 as Exhibit (d)(5)(e) on April 14, 2015*
6.	Subadvisory Agreement dated April 29, 2011 between New York Life Investment Management LLC and Winslow Capital Management Inc. – Previously filed with Post-Effective Amendment No. 56 as Exhibit (d)(6) on April 29, 2011*
a.	Amendment dated December 14, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(6)(a) on April 11, 2012*

7.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Eagle Asset Management, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(9) on April 11, 2012*
8.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Janus Capital Management LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(10) on April 11, 2012*
9.	Subadvisory Agreement dated February 2, 2012 between New York Life Investment Management LLC and Massachusetts Financial Services Company – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(11) on April 11, 2012*
10.	Subadvisory Agreement dated February 3, 2012 between New York Life Investment Management LLC and Pacific Investment Management Company LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(12) on April 11, 2012*
11.	Subadvisory Agreement dated February 13, 2012 between New York Life Investment Management LLC and T. Rowe Price Associates, Inc. – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(13) on April 11, 2012*
12.	Subadvisory Agreement dated January 20, 2012 between New York Life Investment Management LLC and Van Eck Associates Corporation – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(14) on April 11, 2012*
13.	Subadvisory Agreement dated January 11, 2013 between New York Life Investment Management LLC and Cornerstone Capital Management LLC – Previously filed with Post-Effective Amendment No. 70 as Exhibit (d)(15) on April 16, 2013*
14.	Subadvisory Agreement dated January 13, 2015 between New York Life Investment Management LLC and Candriam Belgium – Previously filed with Post-Effective Amendment No. 79 as Exhibit (d)(14) on April 14, 2015*
15.	Form of Subadvisory Agreement dated May 1, 2015 between New York Life Investment Management LLC and Cushing Asset Management, LP – Filed herewith

16.	Subadvisory Agreement dated May 1, 2013 between New York Life Investment Management LLC and Marketfield Asset Management LLC – Previously filed with Post-Effective Amendment No. 79 as Exhibit (d)(16) on April 14, 2015*
17.	Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC – Filed herewith
a.	Form of Amendment dated May 1, 2015 – Filed herewith

e.	Underwriting Contracts

1.	Amended and Restated Distribution and Service Agreement between MainStay VP Funds Trust and NYLIFE Distributors LLC dated August 1, 2014 – Filed herewith

f.	Not Applicable

g.	Custodian Agreements

1.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(1) to MainStay Funds Trust’s Registration Statement on February 28, 2011*
a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Custodian Agreement- Previously filed with Post Effective Amendment No. 56 as Exhibit (g)(1)(a) on April 29, 2011*
2.	Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed with Post Effective Amendment No. 9 as Exhibit (g)(2) to MainStay Funds Trust’s Registration Statement on February 28, 2011*
a.	First Amendment dated April 29, 2011 to the Amended and Restated Master Delegation Agreement – Previously filed with Post-Effective No. 56 as Exhibit (g)(2)(a) on April 29, 2011*

h.	Other Material Contracts

1.	Amended and Restated Fund Participation Agreement between and among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC dated June 30, 2010 – Previously filed with Post- Effective Amendment No. 56 as Exhibit (h)(1) on April 29, 2011*
a.	Assignment and Amendment dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1)(a) on April 29, 2011*
b.	Addendum dated February 17, 2012 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (h)(1)(b) on April 11, 2012*

2.	Form of Stock License Agreement relating to the use of the New York Life name and service marks - Previously filed as Exhibit (h)(2) to Post-Effective Amendment No. 28 as Exhibit (h)(2) filed on April 14, 2000*

3.	Master Administration Agreement between MainStay VP Series Fund, Inc. and New York Life Insurance and Annuity Corporation – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3) filed on April 13, 2001*
a.	Form of Substitution Agreement substituting NYLIM for NYLIAC – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3)(a) filed on April 13, 2001*
b.	Administration Agreement Supplements – Previously filed with Post-Effective Amendment No. 41 as Exhibit (4)(4) filed on April 5, 2005*
4.	Amended and Restated Expense Limitation Agreement dated May 1, 2015 - Filed herewith
5.	Notice of Contractual Fee Waiver dated May 1, 2015 - Filed herewith
6.	Notice of Voluntary Fee Waiver dated May 1, 2015 (Marketfield) - Filed herewith

i.	Legal Opinions

1.	Legal Opinion of Dechert LLP – Previously filed

j.	Other Opinions

1.	Consent of Independent Registered Public Accounting Firm – Previously filed

k.	Not applicable

l.	Not applicable

m.	Rule 12b-1 Plan

1.	Amended and Restated 12b-1 Plan Services Agreement dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (m)(1) on April 11, 2012*

n.	Rule 18f-3 Plans

1.	Amended 18f-3 Plan dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (n)(1) on April 29, 2011*

p.	Codes of Ethics

1.	Code of Ethics of the Registrant – Previously filed with Post-Effective Amendment No. 56 as Exhibit (p)(1) on April 29, 2011*
2.	MacKay Shields LLC’s Code of Ethics dated January 2011 – Previously filed with Post-Effective Amendment No. 70 as Exhibit (p)(2) filed on April 16, 2013*
3.	New York Life Investment Management Holdings LLC’s Code of Ethics dated January 2014 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(3) filed on April 10, 2014*
4.	Institutional Capital LLC’s Code of Ethics dated March 2014 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(4) filed on April 10, 2014*
5.	Nuveen Investments Inc.’s (Winslow) Code of Ethics dated January 2013 – Previously filed with Post-Effective Amendment No. 70 as Exhibit (p)(5) filed on April 16, 2013*
6.	Epoch Investment Partners, Inc.’s Code of Ethics dated October 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(6) filed on April 10, 2014*
7.	Eagle Asset Management, Inc.’s Code of Ethics dated December 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(9) filed on April 10, 2014*

8.	Janus Capital Management LLC's Code of Ethics dated May 6, 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(8) on April 14, 2015*
9.	MacKay Shields LLC's Code of Ethics dated July 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(9) on April 14, 2015*
10.	Massachusetts Financial Services Company's Code of Ethics dated September 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(10) on April 14, 2015*
11.	Pacific Investment Management Company LLC's Code of Ethics dated March 2014 - Previously filed with Post-Effective Amendment No. 79 as Exhibit (p)(11) on April 14, 2015*

12.	T. Rowe Price Associates, Inc.’s Code of Ethics dated June 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(13) filed on April 10, 2014*
13.	Van Eck Associates Corporation’s Code of Ethics dated October 2013 – Previously filed with Post-Effective Amendment No. 74 as Exhibit (p)(14) filed on April 10, 2014*
14.	Cornerstone Capital Management, Inc.’s Code of Ethics dated January 2011 – Previously filed with Post-Effective Amendment No. 70 as Exhibit (p)(15) filed on April 16, 2013*
15.	Marketfield Management’s Code of Ethics dated January 2013 – Previously filed with Post-Effective Amendment No. 70 as Exhibit (p)(16) filed on April 16, 2013*
16.	Candriam Belgium’s Code of Ethics dated December 2, 2014 – Filed herewith

Other Exhibits:

1. Powers of Attorney – Previously filed with Post-Effective Amendment No. 55 as Exhibit “Other” filed on April 14, 2011*

* Incorporated herein by reference

Item 29. PERSONS CONTROLLED OR UNDER COMMON CONTROL WITH REGISTRANT

Shares of MainStay VP Funds Trust (the "Registrant") are currently offered only to separate accounts of New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), for allocation to, among others, NYLIAC Variable Annuity Separate Account-I, NYLIAC Variable Annuity Separate Account-II, NYLIAC Variable Annuity Separate Account-III , NYLIAC Variable Annuity Separate Account-IV, NYLIAC MFA Separate Account I, NYLIAC MFA Separate Account II, VLI Separate Account, NYLIAC Variable Universal Life Separate Account-I, NYLIAC Variable Universal Life Separate Account-II, Corporate Sponsored Variable Universal Life Separate Account I, Private Placement Variable Universal Life Separate Account I and Private Placement Variable Universal Life Separate Account II (the "Variable Separate Accounts"). The Variable Separate Accounts are segregated asset accounts of NYLIAC. NYLIAC has provided the initial investment in the Variable Separate Accounts; and its affiliates, New York Life Investment Management LLC, MacKay Shields, LLC, Cornerstone Capital Management Holdings LLC, Cornerstone Capital Management LCC and Institutional Capital LLC, serve as investment advisers to the Portfolios.

The following chart lists entities in which New York Life Insurance Company ("NYLIC"), directly or indirectly, (1) owns more than 50% of the voting interests in, or otherwise exercises control over, the entity (each such entity, a “subsidiary”) or (2) owns between 10% and 50% of the voting securities in the entity (each such entity, an “affiliate”). Unless otherwise indicated, ownership is 100% of voting securities. Details on ownership of voting securities are noted in footnotes. Third party ownership of entities is not included. Subsidiaries of subsidiaries are indented.

Name of Organization (Jurisdiction)1

MainStay Funds Trust2 (Delaware)

MainStay VP Funds Trust2 (Delaware)

The MainStay Funds2 (Massachusetts)

MainStay DefinedTerm Municipal Opportunities Fund2 (Delaware)

Private Advisors Alternative Strategies Master Fund2 (Delaware)

Private Advisors Alternative Strategies Fund2 (Delaware)

This listing does not include NYLIC or subsidiary ownership in any mutual funds or separate accounts.

Biris Holdings LLC (Delaware)

NYL Investors LLC (Delaware)

NYL Investors (U.K.) Limited (United Kingdom)

NYL Real Assets LLC (Delaware)

NYL Emerging Manager LLC (Delaware)

NYL Wind Investments LLC (Delaware)

New York Life Short Term Fund1 (New York)

NYLIFE Insurance Company of Arizona (Arizona)

29 Park Investments No. 1 Limited (Cayman Islands)

New York Life Insurance and Annuity Corporation (Delaware)

Pacific Square Investments LLC (Delaware)

29 Park Investments No. 2 Limited (Cayman Islands)

New York Life Enterprises LLC (Delaware)

SEAF Sichuan SME Investment Fund LLC (Delaware) (39.98%)

New York Life International Holdings Limited (Mauritius) (8%)2

New York Life International India Fund (Mauritius) LLC (Mauritius) (92.97%)

NYL Cayman Holdings Ltd. (Cayman Islands)

NYL Worldwide Capital Investments LLC (Delaware)

NYLIFE Thailand, Inc. (Delaware)

PMCC Ltd. (Thailand) (100%)

NYLI-VB Asset Management Co. (Mauritius) LLC (Mauritius) (90%)

Seguros Monterrey New York Life, S.A. de C.V. (Mexico) (99.998%)3

Administradora de Conductos SMNYL, S.A. de C.V. (Mexico) (99%)

Agencias de Distribucion SMNYL, S.A. de C.V. (Mexico) (99%)

NYLIM Jacob Ballas India Holdings IV (Mauritius)

New York Life Investment Management Holdings LLC (Delaware)

Institutional Capital LLC (Delaware)

MacKay Shields LLC (Delaware)

MacKay Shields Core Plus Opportunities Fund GP LLC (Delaware)

MacKay Shields Core Plus / Opportunities Fund LP (Delaware)

MacKay Municipal Managers Opportunities GP LLC (Delaware)

MacKay Municipal Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Opportunities Fund, L.P. (Delaware)

MacKay Municipal Managers Credit Opportunities GP LLC (Delaware)

MacKay Municipal Credit Opportunities Master Fund, L.P. (Delaware)

MacKay Municipal Credit Opportunities Fund, L.P. (Delaware)

MacKay Municipal Short Term Opportunities Fund GP LLC (Delaware)

MacKay Municipal Short Term Opportunities Fund LP (Delaware)

Plainview Funds plc (Ireland) (50%) (MacKay Shields Employee: 50%)

Plainview Funds plc – MacKay Shields Emerging Markets Credit Portfolio (Ireland)

(NYLIC: 40.18%; NYLIAC: 40.18%)

Plainview Funds plc – MacKay Shields Flexible Bond Portfolio (Ireland)

(NYLIC: 56.41%; NYLIAC: 23.55%; MacKay: 0.90%)

Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio (Ireland)

(NYLIC: 40.80%; MacKay: 0.33%)

Plainview Funds plc – MacKay Shields Floating Rate High Yield Fund (Ireland)

(NYLIC:97.03%; MacKay 2.96%)

Plainview Funds plc – MacKay Shields Core Plus Opportunities Portfolio

(Ireland) (NYL: 0%)

MacKay Shields Statutory Trust – High Yield Bond Series (Connecticut)8

MacKay Shields High Yield Active Core Fund GP LLC (Delaware)

MacKay Shields High Yield Active Core Fund LP (Delaware)

MacKay Shields Credit Strategy Fund Ltd (Cayman Islands)

MacKay Shields Defensive Bond Arbitrage Fund Ltd. (Bermuda) (14.49%)4

MacKay Shields Core Fixed Income Fund GP LLC (Delaware)

MacKay Shields Core Fixed Income Fund LP (Delaware)

MacKay Shields (International) Ltd. (UK) (“MSIL”)

MacKay Shields (Services) Ltd. (UK) (“MSSL”)

MacKay Shields UK LLP (UK) (MSIL: 99%; MSSL: 1%)

MacKay Shields General Partner (L/S) LLC (Delaware)

MacKay Shields Long/Short Fund LP (Delaware)

MacKay Shields Long/Short Fund (Master), LP (Delaware)

MacKay Shields Global Derivatives LLC (Delaware)

Madison Capital Funding LLC (Delaware)

MCF Co-Investment GP LLC (Delaware)

MCF Co-Investment GP LP (Delaware)

Madison Capital Funding Co-Investment Fund LP (Delaware)

Madison Avenue Loan Fund GP LLC (Delaware)

Madison Avenue Loan Fund LP (Delaware)

MCF Fund I LLC (Delaware)

Warwick McAlester Holdings, LLC (Delaware)

Chancellor Lane, LLC (dba Sullivan Flotation Systems, Inc) (Delaware)

Electric Avenue, LLC (dba Atlantic-Meeco Holding, Inc.) (Delaware)

WDC Liquidation Trust (Control is through MFC acting as Trustee-no voting)

MCF Capital Management LLC (“MCFCMLLC”)(Delaware)

Ironshore Investment BL I Ltd. (Bermuda)8 (0 voting ownership)

LMF WF Portfolio II, LLC (Delaware)8 (0 voting ownership)

OFS Capital WM, LLC (Delaware)8 (0 voting ownership)

MCF CLO I LLC (Delaware) (2.53%)8

MCF CLO III LLC (Delaware) (2.33%)8

MCF CLO II LLC (Delaware)8 (0 voting ownership)

MCF CLO IV LLC (Delaware)8 (0 voting ownership)

Young America Holdings, LLC (“YAH”) (Delaware) (36.35%)8

YAC.ECOM Incorporated (Minnesota)

Young America, LLC (“YALLC”) (Minnesota)

Global Fulfillment Services, Inc. (Arizona)

SourceOne Worldwide, Inc. (Minnesota)

YA Canada Corporation (Nova Scotia,Canada)

Cornerstone Capital Management Holdings LLC (Delaware)

Cornerstone Capital Management, LLC (Delaware) (51%)

Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC (Delaware)

Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P. (Delaware)

GoldPoint Partners LLC (Delaware)

New York Life Capital Partners, L.L.C. (Delaware)

New York Life Capital Partners, L.P. (Delaware)

New York Life Capital Partners II, L.L.C. (Delaware)

New York Life Capital Partners II, L.P. (Delaware)

New York Life Capital Partners III GenPar GP, LLC (Delaware)

New York Life Capital Partners III GenPar, L.P. (Delaware)

New York Life Capital Partners III, L.P. (Delaware)

NYLCAP III RBG Corp. (Delaware)

New York Life Capital Partners III-A, L.P. (Delaware)

NYLCAP III-A RBG Corp. (Delaware)

New York Life Capital Partners IV GenPar GP, LLC (Delaware)

New York Life Capital Partners IV GenPar, L.P. (Delaware)

New York Life Capital Partners IV, L.P. (Delaware)

New York Life Capital Partners IV-A, L.P. (Delaware)

GoldPoint Partners Co-Investment V GenPar GP LLC (Delaware)

GoldPoint Partners Co-Investment V GenPar, L.P. (Delaware)

GoldPoint Partners Co-Investment V, L.P. (Delaware)**

GoldPoint Partners Co-Investment V ECI Blocker Holdco A, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker A, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker B, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker C, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP (Delaware)

GoldPoint Partners Co-Investment V ECI Blocker D, LP (Delaware)

NYLCAP 2010 Co-Invest GenPar GP, LLC (Delaware)

NYLCAP 2010 Co-Invest GenPar L.P. (Delaware)

NYLCAP 2010 Co-Invest L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco A L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker A L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker B L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco E L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker E L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco F L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker F L.P. (Delaware)

NYLCAP 2010 Co-Invest ECI Blocker Holdco G L.P. (Delaware)

NYLCAP 2010 C0-Invest ECI Blocker G L.P. (Delaware)

NYLCAP Canada GenPar Inc. (Canada)

NYLCAP Select Manager Canada Fund, LP (Canada)

NYLCAP Canada II GenPar Inc. (Canada)

NYLCAP Select Manager Canada Fund II, L.P. (Canada)

NYLIM Mezzanine GenPar GP, LLC (Delaware)

NYLIM Mezzanine GenPar, LP (Delaware)

New York Life Investment Management Mezzanine Partners, LP (Delaware)

NYLIM Mezzanine Partners Parallel Fund, LP (Delaware)

NYLIM Mezzanine Partners II GenPar GP, LLC (Delaware)

NYLIM Mezzanine Offshore Partners II, LP (Cayman Islands)

NYLIM Mezzanine Partners II GenPar, LP (Delaware)

New York Life Investment Management Mezzanine Partners II, LP (Delaware)

NYLIM Mezzanine II Luxco S.à.r.l. (Luxembourg)

NYLIM Mezzanine Partners II Parallel Fund, LP (Delaware)

NYLIM Mezzanine II Parallel Luxco S.à.r.l. (Luxembourg)

Voice Holdco Ltd. (Nova Scotia, Canada) (27%)9

Voice Holdings Ltd. (Nova Scotia, Canada)

Voice Construction Ltd. (Alberta, Canada)

Voice Construction Opco ULC (Alberta, Canada)

NYLCAP Mezzanine Partners III GenPar GP, LLC (Delaware)

NYLCAP Mezzanine Partners III GenPar, LP (Delaware)

NYLCAP Mezzanine Partners III-K Fund, LP (Delaware)**

NYLCAP Mezzanine Partners III, LP (Delaware)**

NYLCAP Mezzanine III Luxco S.à.r.l. (Luxembourg)

NYLCAP Mezzanine Partners III Parallel Fund, LP (Delaware)**

NYLCAP Mezzanine Partners III 2012 Co-Invest, LP (Delaware)**

NYLCAP Mezzanine III 2012 Luxco S.à.r.l (Luxembourg)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco A, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker A, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco C, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker C, LP (Delaware)

C.B. Fleet TopCo. LLC (Delaware) (17%**collectively)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker D, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker Holdco E, LP (Delaware)

NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker E, LP (Delaware)

NYLCAP Mezzanine Offshore Partners III, L.P. (Cayman Islands)

NYLCAP Select Manager GenPar GP, LLC (Delaware)

NYLCAP Select Manager GenPar, LP (Delaware)

NYLCAP Select Manager Fund, LP (Delaware)

NYLCAP Select Manager Cayman Fund, LP (Cayman Islands)

NYLCAP Select Manager II GenPar GP, LLC (Delaware)

NYLCAP Select Manager II GenPar, L.P. (Cayman Islands)

NYLCAP Select Manager Fund II, L.P. (Cayman Islands)**

NYLCAP India Funding LLC (Delaware)

NYLIM-JB Asset Management Co., LLC (Mauritius) (24.66%)

New York Life Investment Management India Fund II, LLC (Mauritius)

New York Life Investment Management India Fund (FVCI) II, LLC (Mauritius)

NYLCAP India Funding III LLC (Delaware)

NYLIM-Jacob Ballas Asset Management Co. III, LLC (Mauritius) (24.66%)

NYLIM Jacob Ballas India Fund III (Mauritius) LLC

NYLIM Jacob Ballas Capital India (FVCI) III (Mauritius) LLC

NYLIM Jacob Ballas India (FII) III (Mauritius) LLC

NYLCAP Holdings (Mauritius)

Jacob Ballas Capital India PVT. Ltd. (Mauritius) (23.30%)

Evolvence Asset Manamement, Ltd. (Goldpoint: 24.5%)

NYLIM Service Company LLC (Delaware)

NYL Workforce GP LLC (Delaware)

New York Life Investment Management LLC (Delaware)

NYLIM Fund II GP, LLC (Delaware)

NYLIM Real Estate Mezzanine Fund II, LP (Delaware)

NYLIM-TND, LLC (Delaware)

NYLIM-DCM, LLC (Delaware)

NYLIM-MM, LLC (Delaware)

DCM-N, LLC (Delaware) (80%)

DCM Warehouse Series A, LLC (Delaware)

DCM Warehouse Series One, LLC (Delaware)

Sixteen West Savannah, LLC (Indiana)

Metropolis II Construction, LLC (Delaware)

Streets Las Vegas, LLC (Arizona) (90%)

NYLIM RE Mezzanine Fund II Investment Corporation (Delaware)

NYLIM-GCR Fund I, LLC (Delaware) (50%)

WFHG GP, LLC (Delaware) (50%)

Workforce Housing Fund I-2007 LP (Delaware)

New York Life Investments International Limited (Ireland)

New York Life Investment Management Holdings International S.a.r.l. (Luxembourg)

New York Life Investment Management Holdings II International S.a.r.l. (Luxembourg)

New York Life Investment Management Global Holdings S.a.r.l. (Luxembourg) (“NYLIMGH”)

Candriam Luxco S.a.r.l. (Luxembourg) (“CANLUXS”)

Candriam Luxembourg (“CANLUX”) (Luxembourg) (NYLIMGH: 97.96%; 1 share held by CANLUXS)

Ausbil Investment Management Limited (Australia) (72.31%)

Ausbil Australia Pty. Ltd. (Australia)

Ausbil Asset Management Pty. Ltd. (Australia)

BIL Prime Advanced Cash + 100 (27.76%; CANBEL: 24.76%) (“BILPAC”)

Candriam France (“CANFR”)

Candriam Dublin (Ireland)

Candriam Belgium (Belgium) (“CANBEL”) (99.99%; NYLIMGH: 0.01%)

Candriam Treasury Management (CANBEL: 6.99%; CANFR: 8.09%)

Cordius CIG () (50.02%; CANBEL: 24.99%; CANFR: 24.99%)

Candriam Dynamix Systematic Long Short Equity (Lux) (13.11%; CANBEL: 6.55%)

NYLIFE Distributors LLC (Delaware)

NYLIM Holdings NCVAD GP, LLC (Delaware)

McMorgan Northern California Value Add/Development Fund I, L.P. (Delaware) (50%)

MNCVAD-IND Greenwood CA LLC (Delaware)

MNCVAD-IND Concourse CA LLC (Delaware)

MNCVAD-IND Norris Canyon CA LLC (Delaware)

MNCVAD-CP Norris Canyon LLC (Delaware) (94%)

MNCVAD-IND Petaluma CA LLC (Delaware)

MNCVAD-OFC 2665 North First CA LLC (Delaware)

MNCVAD-SEAGATE 2665 North First LLC (Delaware) (94%)

Private Advisors L.L.C. (Delaware) (64.25%)

Alternative Fund LV, LLC (Delaware)

Alternative Fund LV II, LLC (Delaware)

Private Advisors Alternative Asset Fund LLC (Delaware)

PACIF Carry Parent, LLC (Delaware)

PACIF Carry, LLC (Delaware)

PACIF GP, LLC Delaware)

Private Advisors Coinvestment Fund, LP (Delaware)

PACIF II GP, LLC Delaware)

Private Advisors Coinvestment Fund II LP (Delaware)

PACIF II Carry Parent, LLC (Delaware)

PACIF II Carry, LLC (Delaware)

PACIF III GP, LLC (Delaware)

Private Advisors Coinvestment Fund III, LP (Delaware)

PACIF III Carry Parent, LLC (Delaware)

PACIF III Carry, LLC (Delaware)

Private Advisors Distressed Opportunities Fund, L.P. (Delaware)

PA Hedged Equity Fund, L.P. (Delaware)

Private Advisors Hedged Equity Fund (QP), L.P. (Delaware)

Private Advisors Hedged Equity Master Fund (Delaware)

PAPEF GP, LLC (Delaware)

Private Advisors Private Equity Fund, L.P. (Delaware)

PAPEF Carry Parent, LLC (Delaware)

PAPEF Carry, LLC (Delaware)

Private Advisors Income Fund, L.P. (Delaware)

Private Advisors Small Company Buyout Fund, L.P. (Delaware) (“PASCBF”)

Private Advisors Alternative Small Company Buyout Fund, L.P. (Delaware) (“PAASCBF”)

Small Company Buyout Blocker Corp. (Delaware) (“Smallco Blocker”)

Small Company Buyout ECI, LP (Delaware) (PASCBF: 88.6%; Smallco Blocker: 11.4%)

Small Company Buyout Holding, LP (Delaware) (PASCBF: 88.6%; PAASCBF: 11.4%)

Private Advisors Small Company Buyout Fund II, L.P. (Delaware)

PASCBF III GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund III, LP (Delaware)

PASCBF IV GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund IV, LP (Delaware)

PASCBF IV Carry Parent, LLC (Delaware)

PASCBF IV Carry, LLC (Delaware)

PASCBF V GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund V, LP (Delaware)

Private Advisors Small Company Buyout Fund V–ERISA Fund, LP (Delaware)

PASCBF V Carry Parent, LLC (Delaware)

PASCBF Carry, LLC (Delaware)

PASCPEF VI Carry Parent, LLC (Delaware)

PASCPEF VI Carry, LLC (Delaware)

PASCPEF VI GP, LLC (Delaware)

Private Advisors Small Company Private Equity Fund VI, LP (Delaware)

Montpelier Carry Parent, LLC (Delaware) (PALLC: 50%; MCFCMLLC: 50%)

Montpelier Carry, LLC (Delaware)

Montpelier GP, LLC (Delaware) (PALLC: 50%; MCFCMLLC: 50%)

Montpelier Fund, L.P. (Delaware)

Cuyahoga Capital Partners I Management Group, LLC (Delaware)

Cuyahoga Capital Partners I, L.P. (Delaware)

Cuyahoga Capital Partners II Management Group LLC (Delaware)

Cuyahoga Capital Partners II LP (Delaware)

Cuyahoga Capital Partners III Management Group LLC (Delaware)

Cuyahoga Capital Partners III LP (Delaware)

Cuyahoga Capital Partners IV Management Group LLC (Delaware)

Cuyahoga Capital Partners IV LP (Delaware)

Cuyahoga Capital Emerging Buyout Partners Management Group LLC (Delaware)

Cuyahoga Capital Emerging Buyout Partners LP (Delaware)

Private Advisors Hedged Equity Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Fund (QP), Ltd. (Cayman Islands) (0%)

Private Advisors Hedged Equity Master Fund, Ltd. (Cayman Islands) (owned by two funds above)

PA Stable Value Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Stable Value ERISA Fund, Ltd. (Cayman Islands) (0%)

Private Advisors Stable Value Master Fund, Ltd. (Cayman Islands) (owned by two funds above)

The Hedged Strategies Fund (QP), Ltd. (Cayman Islands) (0%)

UVF GP, LLC (Delaware)

Undiscovered Value Fund, LP (Delaware)

Undiscovered Value Fund, Ltd. (Cayman Islands)8

Undiscovered Value Fund SPC (Cayman Islands)

Madison Core Property Fund LLC (Delaware) (NYLIM is Non Member Manager)8

MIREF 1500 Quail, LLC (Delaware)

MIREF Mission Heritage, LLC (Delaware)

MIREF Linpro Center, LLC (Delaware)

MIREF Mill Creek, LLC (Delaware)

MIREF Gateway, LLC (Delaware)

MIREF Delta Court, LLC (Delaware)

MIREF Seaside, LLC (Delaware)

MIREF Zanker Road, LLC (Delaware)

MIREF Fremont Distribution Center, LLC (Delaware)

1101 Taylor Road LLC (Delaware)

MIREF Century, LLC (Delaware)

MIREF York Road, LLC (Delaware)

York Road EW LLC (Delaware) (64.8%)

York Road Retail West, LLC (Delaware) (64.8%)

2001 EW LLC (Delaware)

2122 EW LLC (Delaware)

MIREF Saddle River LLC (Delaware)

Via Verde San Dimas, LLC (Delaware)

MIREF DC Corp. (Delaware)

MIREF L Street, LLC (Delaware)

1901 L Street Corp. (Delaware)

1901 L Street LLC (District of Columbia)

MIREF Newpoint Commons, LLC (Delaware)

MIREF Carol Point, LLC (Delaware)

MIREF Northsight, LLC (Delaware)

MIREF Riverside, LLC (Delaware)

MIREF Corporate Woods, LLC (Delaware)

MIREF Bedminster, LLC (Delaware)

MIREF Barton’s Creek, LLC (Delaware)

Barton’s Lodge Apartments, LLC (Delaware) (90%)

MIREF Marketpointe, LLC (Delaware)

MIREF 101 East Crossroads, LLC (Delaware)

101 East Crossroads, LLC (Delaware)

MIREF Waterview, LLC (Delaware)

MIREF Chain Bridge, LLC (Delaware)

1991 Chain Bridge Road, LLC (Delaware)

MIREF Aptakisic, LLC (Delaware)

Aptakisic Creek Corporate Park, LLC (Delaware)

MIREF 250 Montgomery, LLC (Delaware)

MIREF Hawthorne, LLC (Delaware)

MIREF Auburn 277, LLC (Delaware)

MIREF Sumner North, LLC (Delaware)

MIREF Wellington, LLC (Delaware)

MIREF Warner Center, LLC (Delaware)

MADISON-IND Valley Business Park CA LLC (Delaware)

MADISON-MF Duluth GA LLC (Delaware)

MADISON-IND Assateague MD LLC (Delaware)

MADISON-SP Assateague LLC (Delaware) (90%)

MADISON-MF Casa Santa Fe AZ LLC (Delaware)

MADISON-MF Cabrillo AZ LLC (Delaware)

MADISON-OFC Centerstone I CA LLC (Delaware)

MADISON-RTL Centerstone II CA LLC (Delaware)

MADISON-OFC Centerstone III CA LLC Delaware)

MADISON-MOB Centerstone IV CA LLC (Delaware)

MADISON-OFC Canyon Commons CA LLC (Delaware)

MADISON-OFC Centerpoint Plaza CA LLC (Delaware)

MADISON-IND Logistics NC LLC (Delaware)

MCPF-LRC Logistics LLC (Delaware) (90%)

NYLIM Flatiron CLO 2003-1 Ltd. (Cayman Islands)8

NYLIM Flatiron CLO 2003-1 Equity Holdings LLC, Series A (Cayman Islands)

NYLIM Flatiron CLO 2004-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A (Cayman Islands)

NYLIM Flatiron CLO 2005-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2005-1 Equity Holdings LLC, Series A (Cayman Islands)

NYLIM Flatiron CLO 2006-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A (Cayman Islands)

Flatiron CLO 2007-1 Ltd. (Cayman Islands)

NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A (Cayman Islands)

Flatiron CLO 2011-1 Ltd. (Cayman Islands)

Flatiron CLO 2012-1 Ltd. (Cayman Islands)

Flatiron CLO 2013-1-Ltd. (Cayman Islands)

Flatiron CLO 2014-1-Ltd. (Cayman Islands)

Flatiron CLO 2014-2 Ltd. (Cayman Islands) (100%)

Flatiron CLO 2015-1 Ltd. (Cayman Islands) (100%)

Stratford CDO 2001-1 Ltd. (Cayman Islands)

Silverado CLO 2006-II Limited (Cayman Islands)

Silverado 2006-II Equity Holdings LLC, Series A (Cayman Islands)

NYLIFE LLC (Delaware)

Eagle Strategies LLC (Delaware)

New York Life Capital Corporation (Delaware)

New York Life Trust Company (New York)

NYL Executive Benefits LLC (Delaware)

NYLIFE Securities LLC (Delaware)

NYLINK Insurance Agency Incorporated (Delaware)

NYLUK I Company (United Kingdom)

NYLUK II Company (United Kingdom)

Gresham Mortgage (United Kingdom)

W Construction Company (United Kingdom)

WUT (United Kingdom)

WIM (AIM) (United Kingdom)

Silver Spring, LLC (Delaware)

Silver Spring Associates, L.P. (Pennsylvania)

SCP 2005-C21-002 LLC (Delaware)

SCP 2005-C21-003 LLC (Delaware)

SCP 2005-C21-006 LLC (Delaware)

SCP 2005-C21-007 LLC (Delaware)

SCP 2005-C21-008 LLC (Delaware)

SCP 2005-C21-009 LLC (Delaware)

SCP 2005-C21-017 LLC (Delaware)

SCP 2005-C21-018 LLC (Delaware)

SCP 2005-C21-021 LLC (Delaware)

SCP 2005-C21-025 LLC (Delaware)

SCP 2005-C21-031 LLC (Delaware)

SCP 2005-C21-036 LLC (Delaware)

SCP 2005-C21-041 LLC (Delaware)

SCP 2005-C21-043 LLC (Delaware)

SCP 2005-C21-044 LLC (Delaware)

SCP 2005-C21-048 LLC (Delaware)

SCP 2005-C21-061 LLC (Delaware)

SCP 2005-C21-063 LLC (Delaware)

SCP 2005-C21-067 LLC (Delaware)

SCP 2005-C21-069 LLC (Delaware)

SCP 2005-C21-070 LLC (Delaware)

NYMH-Ennis GP, LLC (Delaware)

NYMH-Ennis, L.P. (Texas)

NYMH-Freeport GP, LLC (Delaware)

NYMH-Freeport, L.P. (Texas)

NYMH-Houston GP, LLC (Delaware)

NYMH-Houston, L.P. (Texas)

NYMH-Plano GP, LLC (Delaware)

NYMH-Plano, L.P. (Texas)

NYMH-San Antonio GP, LLC (Delaware)

NYMH-San Antonio, L.P. (Texas)

NYMH-Stephenville GP, LLC (Delaware)

NYMH-Stephenville, L.P. (Texas)

NYMH-Taylor GP, LLC (Delaware)

NYMH-Taylor, L.P. (Texas)

NYMH-Attleboro MA, LLC (Delaware)

NYMH-Farmingdale, NY LLC (Delaware)

NYLMDC-King of Prussia GP, LLC (Delaware)

NYLMDC-King of Prussia Realty, LP (Delaware)

NYLife Real Estate Holdings LLC (Delaware)

Huntsville NYL LLC (Delaware)

CC Acquisitions, LP (Delaware)

NYL Midwest Apartments LLC (Delaware)

REEP-IND Aegean MA LLC (Delaware)

REEP-IND Chino CA LLC (Delaware)

REEP-IND Continental NC LLC (Delaware)

LRC-Patriot, LLC (Delaware) (93%)

REEP-LRC Industrial LLC (Delaware)

REEP-IND FREEDOM MA LLC (Delaware)

REEP-IND Fridley MN LLC (Minnesota)

REEP-IND Green Oaks IL LLC (Delaware)

REEP-IND Forest Park NJ LLC (Delaware)

FP Building 4 LLC (Delaware)

FP Building 1-2-3 LLC (Delaware)

FP Building 17, LLC (Delaware)

FP Building 18, LLC (Delaware)

FP Building 19, LLC (Delaware)

FP Building 20, LLC (Delaware)

FP Mantua Grove LLC (Delaware)

FP Lot 1.01 LLC (Delaware)

REEP-IND NJ LLC (Delaware)

NJIND JV LLC (Delaware) (93%)

NJIND Hook Road LLC (Delaware)

NJIND Old Post Road LLC Delaware)

NJIND Brunswick Avenue LLC (Delaware)

NJIND Raritan Center LLC (Delaware)

NJIND Talmadge Road LLC (Delaware)

NJIND Bay Avenue LLC (Delaware)

NJIND Melrich Road LLC (Delaware)

NJIND Carter Drive LLC (Delaware)

NJIND Corbin Street LLC (Delaware)

REEP-IND LYMAN MA LLC (Delaware)

REEP-IND Kent LLC (Delaware)

REEP-IND RTG NC LLC (Delaware)

REEP-IND Valwood TX LLC (Delaware)

REEP-MF Chandler AZ LLC (Delaware)

REEP-MF Cumberland TN LLC (Delaware)

Cumberland Apartments, LLC (Tennessee)

REEP-MF Enclave TX LLC (Delaware)

Enclave CAF LLC (Delaware) (50%)

REEP-MF Issaquah WA LLC (Delaware)

REEP-MF Marina Landing WA LLC (Delaware)

REEP-SP Marina Landing LLC (Delaware) (98%)

REEP-MF Mira Loma II TX LLC (Delaware)

Mira Loma II, LLC (Delaware) (50%)

REEP-MF Mount Vernon GA LLC (Delaware)

REEP-MF Verde NC LLC (Delaware)

REEP-MF Summitt Ridge CO LLC (Delaware)

Summitt Ridge Apartments, LLC (Delaware) (50%)

REEP-MF Wallingford WA LLC (Delaware)

REEP-MF Woodridge IL LLC (Delaware)

REEP-OFC Bellevue WA LLC (Delaware)

REEP-OF Centerpointe VA LLC (Delaware)

Centerpointe (Fairfax) Holdings LLC (Delaware) (50%)

REEP-OFC 525 N Tryon NC LLC (Delaware)

525 Charlotte Office LLC (Delaware) (95%)

REEP-OFC 575 Lex NY LLC (Delaware)

REEP-OFC 575 Lex NY GP LLC (Delaware)

Maple REEP-OFC 575 Lex Holdings LP (Delaware) (50%)

Maple REEP-OFC 575 Lex Owner LLC (Delaware) (50%)

REEP-OFC DRAKES LANDING CA LLC (Delaware)

REEP OFC Westory DC LLC (Delaware)

REEP-RTL SASI GA LLC (Delaware)

REEP-RTL Bradford PA LLC (Delaware)

REEP-RTL OAK PARK NJ LLC (Delaware)

PTC Acquisitions, LLC (Delaware)

Martingale Road LLC (Delaware) (71.4693%)

New York Life Funding (Cayman Islands)

New York Life Global Funding (Delaware)9

NYL Equipment Issuance Trust (Delaware)10

NYL Equipment Issuance Trust 2014-2 (Delaware)10

Government Energy Savings Trust 2003-A (GEST) (New York)

UFI-NOR Federal Receivables Trust, Series 2009B (New York)10

NYLARC Holding Company Inc. (Arizona)9

New York Life Agents Reinsurance Company (Arizona)9

Samsung US Dynamic Asset Allocation Securities Feeder Investment Trust H (NYL: 49.1%)

1	Control is by virtue of NYLIC and subsidiaries being general partners.
2	NYL Cayman Holdings Ltd. Owns 92%
3	NYL Worldwide Capital Investment LLC owns 0.002%
4	NYLIC owns 14.19%, NYLIAC owns 0.00%, and MacKay owns 0.30% for a total ownership of 14.49%
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
6	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
7	Private Advisors Hedged Equity Fund (QP), L.P. owns 33.67% and PA Hedged Equity Fund, L.P. owns 66.33% of the Master Fund
8	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests.
9	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
10	Control is through financial interest, not ownership of voting interests.

ITEM 30. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy.  The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only.  Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of the Registrant’s Declaration of Trust states as follows:

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-Laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i)every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii)every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii)every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c)Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d)No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e)With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i)	by the court or other body before which the Proceeding was brought;

(ii)	by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f)The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g)Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Item 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC ("New York Life Investments”) acts as the investment adviser for each series of the following open-end registered management investment companies: MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

With respect to information regarding the Subadvisors, reference is hereby made to the “The Fund and its Management – Who Manages Your Money?” in the Prospectus. For information as to the business, profession, vocation or employment of a substantial nature of the officers and directors of the Subadvisors, reference is made to Form ADVs of the Subadvisors filed under the Advisers Act, incorporated herein by reference and the file numbers are as follows:

Cornerstone Capital Management Holdings LLC File No. 801-69663	Janus Capital Management LLC File No. 801-13991

Cornerstone Capital Management LLC File No. 801-45262	MacKay Shields LLC File No. 801-5594

Candriam Belgium File No. 801-80508	Massachusetts Financial Services Company File No. 801-17352

Cushing Asset Management, LP File No. 801-63255	NYL Investors LLC File No. 801-78759

Eagle Asset Management, Inc. File No. 801-21343	Pacific Investment Management Company, LLC File No. 801-48187

Epoch Investment Partners, Inc. File No. 801-63118	T. Rowe Price Associates, Inc. File No. 801-856

Institutional Capital LLC File No. 801-40779	Van Eck Associates Corporation File No. 801-21340

Winslow Capital Management LLC File No. 801-41316

Item 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

Item 33. LOCATION OF ACCOUNTS AND RECORDS

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 169 Lackawanna Avenue, Parsippany, NJ 07054. The Subadvisors addresses are: Cornerstone Capital Management Holdings LLC, 1180 Avenue of the Americas, New York, NY 10036; Cornerstone Capital Management LLC, 3600 Minnesota Drive, Suite 70, Edina, MN 55435; Candriam Belgium, Avenue des Arts 58, 1000 Bruxelles, Belgium; Cushing Asset Management, LP, 8117 Preston Road, Suite 440, Dallas, TX 75225; Eagle Asset Management, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716; Epoch Investment Partners, Inc., 399 Park Avenue, New York, NY 10022; Institutional Capital LLC, 225 West Wacker Drive, Suite 2400, Chicago, IL 60606; Janus Capital Management LLC, 151 Detroit Street, Denver, CO 80206-4805; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, MA 02199; Marketfield Asset Management LLC, 292 Madison Avenue, New York, NY 10017; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, CA 92660; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202; Van Eck Associates Corporation, 335 Madison Avenue, 19th Floor, New York, NY 10017; and Winslow Capital Management LLC, 4720 IDS Tower, 80 South Eighth Street, Minneapolis, MN 55402.

Records relating to the Registrant's custodian are maintained by State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111-2900.

Item 34. MANAGEMENT SERVICES

Inapplicable.

Item 35. UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 80 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany in the State of New Jersey, on the 1st day of May, 2015.

MAINSTAY VP FUNDS TRUST

By: /s/ Stephen P. Fisher

      Stephen P. Fisher

      President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 80 to the Registration Statement has been signed below by the following persons in the capacities indicated on May 1, 2015.

SIGNATURE	TITLE

/s/ Stephen P. Fisher	President and Principal Executive Officer
Stephen P. Fisher

/s/ Susan B. Kerley*	Trustee
Susan B. Kerley

/s/ John Y. Kim*	Trustee
John Y. Kim

/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

/s/ Peter Meenan*	Trustee and Chairman of the Board
Peter Meenan

/s/ Richard H. Nolan, Jr.*	Trustee
Richard H. Nolan, Jr.

/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

/s/ Roman L. Weil*	Trustee
Roman L. Weil

/s/ John A. Weisser*	Trustee
John A. Weisser

/s/ Jack R. Benintende	Treasurer and Principal Financial
Jack R. Benintende	and Accounting Officer

By: /s/ J. Kevin Gao
J. Kevin Gao
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

Exhibit Index

d 1	Amended and Restated Management Agreement dated May 1, 2015
d 1 a	Amendment dated January 13, 2015 to the Amended and Restated Management Agreement dated May 1, 2012
d 15	Form of Subadvisory Agreement dated May 1, 2015 between NYLIM and Cushing
d 17	Subadvisory Agreement dated May 1, 2014 between NYLIM and NYL Investors
d 17 a	Form of Amendment dated May 1, 2015 to the Subadvisory Agreement between NYLIM and NYL Investors
e 1	Amended and Restated Distribution and Service Agreement dated August 1, 2014
h 4	Amended and Restated Expense Limitation Agreement dated May 1, 2015
h 5	Notice of Contractual Fee Waiver dated May 1, 2015
h 6	Notice of Voluntary Fee Waiver dated May 1, 2015 (Marketfield)
p 16	Candriam Belgium’s Code of Ethics dated December 2, 2014